UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (date of earliest event reported): September 23, 2014

SYSCO CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	1-06544	74-1648137
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1390 Enclave Parkway, Houston, TX	77077-2099
(Address of principal executive office)	(Zip Code)

Registrant’s telephone number, including area code: (281) 584-1390

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

SECTION 8 – OTHER EVENTS

Item 8.01	Other Events.

On December 10, 2013, Sysco Corporation, a Delaware corporation (“Sysco”), filed a Current Report on Form 8-K (the “Initial Report”) to report, among other things, that it had entered into an Agreement and Plan of Merger (the “Merger Agreement”) with USF Holding Corp. (“USF”), a Delaware corporation and the parent of US Foods, Inc., Scorpion Corporation I, Inc., a Delaware corporation and a wholly owned subsidiary of Sysco, and Scorpion Company II, LLC, a Delaware limited liability company and a wholly owned subsidiary of Sysco, pursuant to which Sysco will acquire USF (the “Merger”), on the terms and subject to the conditions set forth in the Merger Agreement.

Sysco is providing in this Current Report on Form 8-K (1) audited financial statements of USF as of December 28, 2013 and December 29, 2012 and for the fiscal years ended December 28, 2013, December 29, 2012 and December 31, 2011, in accordance with Rule 3-05 of Regulation S-X; (2) unaudited financial statements of USF as of June 28, 2014 and for the 26 weeks ended June 28, 2014 and June 29, 2013, in accordance with Rule 3-05 of Regulation S-X; and (3) Management’s Discussion and Analysis of Financial Condition and Results of Operations of USF with respect to the periods included in the aforementioned financial statements (the “MD&A”). The aforementioned financial statements and MD&A are filed as exhibits to this Current Report on Form 8-K and are incorporated by reference into this Item 8.01. This Current Report on Form 8-K should be read in conjunction with the Initial Report, which provides a more complete description of the Merger.

Additional Information for USF Stockholders

In connection with the proposed transaction, Sysco filed with the Securities and Exchange Commission (“SEC”), and the SEC declared effective on August 8, 2014, a Registration Statement on Form S-4 that includes a consent solicitation statement of USF that also constitutes a prospectus of Sysco. STOCKHOLDERS OF USF ARE URGED TO READ THE CONSENT SOLICITATION STATEMENT/PROSPECTUS CONTAINED IN THE REGISTRATION STATEMENT AND OTHER RELEVANT MATERIALS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY, BECAUSE THESE MATERIALS CONTAIN IMPORTANT INFORMATION. The consent solicitation statement/prospectus, Registration Statement and other relevant materials, including any documents incorporated by reference therein, may be obtained free of charge at the SEC’s website at www.sec.gov or for free from Sysco at www.sysco.com/investors or by emailing investor_relations@corp.sysco.com. You may also read and copy any reports, statements and other information filed by Sysco with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

SECTION 9 – FINANCIAL STATEMENTS AND EXHIBITS

Item 9.01	Financial Statement and Exhibits.

(a)	Financial Statements of Businesses Acquired.

Audited consolidated financial statements of USF Holding Corp. as of December 28, 2013 and December 29, 2012 and for the fiscal years ended December 28, 2013, December 29, 2012 and December 31, 2011, filed as Exhibit 99.1 to this Current Report.

Unaudited consolidated financial statements of USF Holding Corp. as of June 28, 2014 and for the 26-weeks ended June 28, 2014 and June 29, 2013, filed as Exhibit 99.2 to this Current Report.

(d)	Exhibits.

Exhibit Number	Description

23.1	Consent of Deloitte & Touche LLP

99.1	Audited consolidated financial statements of USF Holding Corp.

99.2	Unaudited consolidated financial statements of USF Holding Corp.

99.3	Management’s Discussion and Analysis of Financial Condition and Results of Operations of USF Holding Corp. for the fiscal years ended December 28, 2013, December 29, 2012 and December 31, 2011

99.4	Management’s Discussion and Analysis of Financial Condition and Results of Operations of USF Holding Corp. for the 26-weeks ended June 28, 2014 and June 29, 2013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Sysco Corporation has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Sysco Corporation

Date: September 23, 2014	By:	/s/ Russell T. Libby
Russell T. Libby
Executive Vice President-Corporate Affairs, Chief Legal Officer and Corporate Secretary

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Deloitte & Touche LLP

99.1	Audited consolidated financial statements of USF Holding Corp.

99.2	Unaudited consolidated financial statements of USF Holding Corp.

99.3	Management’s Discussion and Analysis of Financial Condition and Results of Operations of USF Holding Corp. for the fiscal years ended December 28, 2013, December 29, 2012 and December 31, 2011

99.4	Management’s Discussion and Analysis of Financial Condition and Results of Operations of USF Holding Corp. for the 26-weeks ended June 28, 2014 and June 29, 2013